FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number: 001-13240

Enel Generación Chile S.A.

(Translation of Registrant's Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

ENEL GENERACIÓN CHILE

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED JUNE 30, 2019

(Amounts expressed in millions of Chilean Pesos)

▪  Net income attributable to the owners of the controlling shareholder of Enel Generación Chile S.A. amounted to Ch$ 5,030 million as of June 2019, mainly due to a Ch$ 277,748 million impairment provision related to the announcement of the shutdown of Tarapacá and Bocamina I power plants, no later than May 2020 and December 2023 respectively, through an agreement signed on June 4, 2019 with the Chilean Ministry of Energy. This is part of Enel Generación Chile's commitment to the decarbonization process in the country, along with the sustainability strategy and the Group's strategic plan in Chile. It is worth mentioning that on July 26 and in response to its formal request to the CNE (National Energy Commission), the company was authorized to advance the shutdown and final disconnection of the Tarapacá power plant by December 2019.

▪  Excluding this effect, net income increased 78% to Ch$ 204,027 million, due to an improvement in the company´s operational performance and the extraordinary income resulting from the early termination of three energy supply contracts with AngloAmerican booked during the first quarter of 2019.

▪  Operating revenues increased 29% during the first semester of 2019 to Ch$ 879,517 million mainly due to higher energy sales, higher sales related to gas commercialization, and the extraordinary income from the early termination of three contracts referred to above.

▪  Net electricity generation grew 5% to 8,892 GWh as of June 2019, primarily due to greater thermal dispatch (+423 GWh) partly related to higher availability of our combined cycle units. Hydroelectric generation remained stable amounting to 4,425 GWh.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

▪  Consequently, procurement and services costs increased to Ch$ 451,040 million, 16% more when compared to June 2018. This increase was mainly explained by higher fuel consumption costs due to higher thermal dispatch and higher gas commercialization costs, partially offset by lower energy purchases.

▪  As a result of the factors previously mentioned, the Company’s EBITDA increased 59% to a total Ch$ 362,459 million as of June 2019. Excluding the effect of the early termination of three supply contracts with AngloAmerican, EBITDA increased 6% to Ch$ 241,341 million as of June 2019.

▪  Financial results went from a Ch$ 19,579 million expense as of June 2018 to a Ch$ 28,879 million expense as of June 2019 primarily due to a greater exchange rate difference loss.

▪  Finally, if both extraordinary effects (early termination of AngloAmerican contracts and the impairment provision) are excluded, net income attributable to the shareholders of the controlling shareholder of Enel Generación Chile S.A. increased 1% to Ch$ 115,611 million.

FINANCIAL SUMMARY

▪  Gross debt of the company declined US$ 31 million when compared to the level of June 2018 to reach US$ 1,231 million as of June 2019.

▪  The average cost of debt was 6.4% as of June 2019, similar to the 6.3% for the same period of last year.

▪  The Company’s liquidity is broken down into the following:

•      Available cash and cash equivalents: US$ 28 million

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

The Enel Generación Chile Group owns and operates 111 electricity generation units with 6,274 MW total combined installed capacity as of June 30, 2019. Of this total, 38 generation units are hydroelectric with a total 3,456 MW installed capacity, 22 are thermal generation units with 2,740 MW installed capacity that operate using gas, coal, and fuel oil, and 51 are wind generation units with 78 MW installed capacity.

All our electricity generation units are connected to the former Central Interconnected System (“SIC” in its Spanish acronym), except for two thermal generation units of Central Tarapacá and six thermal generation units of GasAtacama Chile that are all connected to the former Northern Interconnected System (“SING” in its Spanish acronym). Since November 2017, both former systems integrated becoming the National Electric System (“SEN” in its Spanish acronym) including the power plants, transmission lines, substations and distribution lines from Arica to Chiloé.

Market	Energy Sales		Market Share
	(GWh)%
	1H 2019	1H 2018	1H 2019	1H 2018
Sist. Eléctrico Nacional (SEN)	11,367	11,219	31.9%	31.8%

	11,367	11,219

Market	Energy Sales		Market Share
	(GWh)%
	1Q 2019	1Q 2018	1Q 2019	1Q 2018
Sist. Eléctrico Nacional (SEN)	5,652	5,646	31.4%	31.9%

	5,652	5,646

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

I.- Consolidated FINANCIAL Statement Analysis

1. - Statement of Comprehensive Income Analysis

Net income attributable to the controlling shareholders of Enel Generación Chile as of June 2019 amounted to a Ch$ 5,030 million profit, compared to a Ch$ 114,397 million profit booked for the previous period.

The following table shows comparative figures for each item of the income statement for continuing operations as of June 30, of 2019 and 2018:

COMPREHENSIVE INCOME STATEMENT (Million Ch$)	1H 2019	1H 2018	Chg	Chg %

REVENUES	879,517	680,772	198,745	29%
Sales	750,610	663,562	87,048	13%
Other operating revenues	128,907	17,210	111,697	n/a
PROCUREMENT AND SERVICES	(451,040)	(388,522)	(62,518)	16%
Energy purchases	(144,359)	(155,209)	10,850	(7%)
Fuel consumption	(143,695)	(134,667)	(9,028)	7%
Transportation expenses	(88,527)	(65,343)	(23,184)	35%
Other variable procurement and services costs	(74,459)	(33,303)	(41,156)	124%
CONTRIBUTION MARGIN	428,477	292,250	136,227	47%
Other work performed by entity and capitalized	2,040	2,967	(927)	(31%)
Employee benefits expense	(24,602)	(29,411)	4,809	(16%)
Other fixed operating expenses	(43,456)	(37,938)	(5,518)	15%
GROSS OPERATING INCOME (EBITDA)	362,459	227,868	134,591	59%
Depreciation, Amortization	(55,089)	(58,005)	2,916	(5%)
Impairment (Reversal)	(277,873)	47	(277,920)	n/a
OPERATING INCOME	29,497	169,910	(140,413)	(83%)
NET FINANCIAL EXPENSE	(28,879)	(19,579)	(9,300)	47%
Financial income	2,420	3,022	(602)	(20%)
Financial costs	(26,771)	(24,609)	(2,162)	9%
Gain (Loss) for indexed assets and liabilities	(3,162)	920	(4,082)	n/a
Foreign currency exchange differences, net	(1,366)	1,088	(2,454)	(226%)
OTHER NON-OPERATING RESULTS	2,151	3,270	(1,119)	(34%)
Share of profit (loss) of associates accounted for using the equity method	559	3,155	(2,596)	(82%)
Net Income From Other Investments	158	115	43	37%
Net Income From Sale of Assets	1,434	-	1,434	100%
NET INCOME BEFORE TAXES	2,769	153,601	(150,832)	(98%)
Income Tax	2,440	(35,167)	37,607	(107%)
NET INCOME	5,209	118,434	(113,225)	(96%)

NET INCOME	5,209	118,434	(113,225)	(96%)
Shareholders of the parent company	5,030	114,397	(109,367)	(96%)
Non-controlling interest	179	4,037	(3,858)	(96%)
Earning per share (Ch$ /share)	0.61	13.95	(13.33)	(96%)

Earnings per share from continuing operations (Ch$ /share)	0.61	13.95
Earnings per share (Ch$ /share)	0.61	13.95
Weighted average number of shares of common stock	8,201,754,580	8,201,754,580

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Operating Income

The Company´s EBITDA increased Ch$ 134,591 million to Ch$ 362,459 million, while operating income decreased Ch$ 140,413 million to Ch$ 29,497 million as of June 30, 2019.

Operating revenues totaled Ch$ 879,517 million, representing a Ch$ 198,745 million, or 29% increase when compared to the same period of last year, mainly due to the following:

-          Higher energy sales amounting to Ch$ 43,603 million primarily due to a higher average exchange rate during the period in addition to greater physical sales (+148 GWh).

-          Greater other sales for Ch$ 45,150 million mainly due to a Ch$ 45,152 million increase in gas sales revenue.

-          Higher other operating revenues amounting to Ch$ 111,697 million mainly due to a Ch$ 121,118 million extraordinary income related to the early termination of three Anglo American Sur electricity supply contracts, partially offset by lower insurance compensation revenue related to the Central Tarapacá power plant for Ch$ 8,612 million.

The above mentioned was partially offset by:

-          Lower revenues from other services for Ch$ 1,705 million mainly due to a Ch$ 748 million reduction in tolls and a Ch$ 1,018 million reduction in engineering services.

Procurement and services costs increased 16% to Ch$ 62,518 million as a consequence of the following:

-       Fuel consumption costs increased Ch$ 9,028 million primarily explained by greater gas consumption for Ch$ 8,491 million, and a Ch$ 3,681 million increase in coal consumption, partially offset by a Ch$ 3,061 million reduction in fuel oil consumption.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

-       Transportation costs increased Ch$ 23,184 million mainly due to higher tolls for Ch$ 9,443 million, greater gas transportation costs for Ch$ 10,043 million and higher regasification costs for Ch$ 3,698 million.

-       Other procurement and services costs increased Ch$ 41,156 million mainly due to higher gas commercialization costs for Ch$ 31,619 million, greater thermal emission taxes for Ch$ 5,125 million and greater commodity hedging derivative costs for Ch$ 2,818 million.

The above mentioned was partially offset by:

-       Lower energy purchases for Ch$ 10,850 million primarily as a consequence of lower physical purchases (-243 GWh), mainly spot market purchases (-428 GWh) that were partly offset by greater contracted purchases (+185 GWh).

Personnel costs decreased Ch$ 4,809 million when compared to June 2018 primarily as a consequence of employee bonuses amounting to Ch$ 2,795 million granted as part of the collective bargaining process with unions carried out last year, and also the lower head count as a result of the workforce reduction plan implemented in 2018.

Other fixed operating costs increased Ch$5,518 million primarily related to technical and administrative costs for Ch$ 1,832 million, a Ch$ 958 million increase in insurance costs and a Ch$ 2,430 million increase in maintenance and repair service costs.

Depreciation and amortization decreased by Ch$ 2,916 million mainly due to the lower depreciation of impaired power plants amounting to Ch$ 998 million and the lower depreciation of Central GasAtacama for Ch$ 1,600 million as a consequence of a change in its useful life.

Impairment losses increased Ch$ 277,920 million primarily due to the Ch$ 195,809 million and the Ch$ 81,939 million impairment losses of Central Tarapacá and Central Bocamina I respectively, due to the decarbonization process carried out by the Company.

Revenues, costs and operating income for the periods ended June 30, 2019 and 2018, are shown below:

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

OPERATING INCOME	1H 2019			1H 2018
(Million Ch$)	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income
Enel Generación Chile S.A.	866,574	(750,116)	116,458	665,228	(601,971)	63,257
Empresa Eléctrica Pehuenche S.A.	74,938	(22,480)	52,458	67,316	(14,564)	52,752
GasAtacama Chile and subsidiaries	155,006	(294,497)	(139,491)	133,124	(78,063)	55,061
Consolidation adjustments	(217,001)	217,073	72	(184,896)	183,736	(1,160)

Total Consolidated	879,517	(850,020)	29,497	680,772	(510,862)	169,910

Energy sales of Enel Generación Chile and subsidiaries for the periods ended June 30, 2019 and 2018 are shown below:

ENERGY SALES (Million Ch$)	CHILE
	1H 2019	1H 2018

Sales to regulated customers	441,479	478,922
Sales to unregulated customers	236,130	157,429
Sales at spot market	5,699	3,354

Total energy sales	683,308	639,705

Non-Operating Income

Non-operating income, as of June 30, 2019 and 2018, are summarized below:

NON-OPERATING INCOME (Million Ch$)	1H 2019	1H 2018	Chg	Chg %

NET FINANCIAL RESULT	(28,879)	(19,579)	(9,300)	47%
Financial income	2,420	3,022	(602)	(20%)
Financial costs	(26,771)	(24,609)	(2,162)	9%
Gain (Loss) for indexed assets and liabilities	(3,162)	920	(4,082)	n/a
Foreign currency exchange differences, net	(1,366)	1,088	(2,454)	(226%)
OTHER NON-OPERATING RESULTS	2,151	3,270	(1,119)	(34%)
Share of profit (loss) of associates accounted for using the equity method	559	3,155	(2,596)	(82%)
Net Income From Other Investments	158	115	43	37%
Net Income From Sale of Assets	1,434	-	1,434	100%
NET INCOME BEFORE TAXES	2,769	153,601	(150,832)	(98%)
Income Tax	2,440	(35,167)	37,607	(107%)
NET INCOME	5,209	118,434	(113,225)	(96%)

NET INCOME	5,209	118,434	(113,225)	(96%)
Shareholders of the parent company	5,030	114,397	(109,367)	(96%)
Non-controlling interest	179	4,037	(3,858)	(96%)

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Net Financial Result

The financial result as of June 30, 2019 reached a Ch$ 28,879 million loss, a Ch$ 9,300 million negative variation when compared to the same period of last year, mainly due to the following:

Lower financial income amounting to Ch$ 602 million, mainly due to lower returns on fixed income investments amounting to Ch$ 750 million, compensated by higher interest income related to Centralized Treasury Contracts with Enel Chile for Ch$ 148 million.

Greater financial expenses amounting to Ch$ 2,162 million, mainly explained by higher bank fees for Ch$ 3,388 million, greater interest expenses related to Centralized Treasury Contracts with Enel Chile for Ch$ 78 million, offset by lower interest expenses on bank loans and bonds for Ch$ 1,304 million.

Losses related to indexation amounting to Ch$ 4,082 million primarily due to the greater negative effect of applying IAS 29 on the GasAtacama Group branch in Argentina that amounted to a Ch$ 2,803 million loss, lower income from adjustments to recoverable taxes for Ch$ 1,450 million, and lower income on hedging derivative contracts for Ch$ 231 million. These effects were offset by lower losses due to adjustments of UF-denominated debt amounting to Ch$ 402 million.

Greater losses from exchange differences amounting to Ch$ 2,454 million, mainly explained by higher negative exchange differences on cash and cash equivalents for Ch$ 1,880 million, higher negative exchange differences on forward contracts for Ch$ 768 million, offset by a greater positive exchange difference on foreign billings accounts receivables for Ch$ 194 million.

Income from companies accounted for using the equity method

The Ch$ 2,596 million negative variation is mainly the profit from the investment in Hidroaysén for Ch$ 1,717 million booked during the same period of last year and the lower income of GNL Chile S.A. for Ch$ 964 million.

Corporate Taxes

Corporate income taxes amounted to a Ch$ 2,440 million income, equivalent to a Ch$ 37,607 million tax reduction when compared to the same previous period. This was mostly due to a Ch$ 74,992 million decrease in taxes as a consequence of the impairment of the coal-fired plants Bocamina I and Central Tarapacá, offset by a Ch$ 32,702 million higher tax expense related to the extraordinary income resulting from the early termination of the three Anglo American Sur electricity supply contracts, and a Ch$ 3,637 million increase in taxes as a consequence of the Company´s higher operating income.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

2. Statement of Financial Position Analysis

ASSETS (Million Ch$)	Jun-19	Dec-18	Chg	Chg %

Current Assets	704,460	672,467	31,993	5%
Non-Current Assets	2,790,590	2,996,761	(206,171)	(7%)

TOTAL ASSETS	3,495,050	3,669,228	(174,178)	(5%)

Total assets of the Company as of June 2019 decreased Ch$ 174,178 million when compared to December 2018, mainly due to:

➢  Current Assets increased 5%, or Ch$ 31,993 million, mainly due to the following:

❖  A Ch$ 12,040 million increase in Other non-financial current assets mainly related to insurance for Ch$ 4,364 million and value added tax credits for Ch$ 7,594 million.

❖  A Ch$ 97,953 million increase in Trade accounts receivables and other current account receivables, mainly customer trade accounts receivables for Ch$ 88,945 million.

❖  Current accounts receivables from related parties increased Ch$ 68,691 million mainly due to a higher balance of receivables for energy sales and tolls to Enel Distribución Chile for Ch$ 15,756 million, greater trade accounts receivables from Enel Chile for Ch$ 48,395 million, and greater accounts receivables from GNL Chile S.A. related to advance payments amounting to Ch$ 19,316 million, all partially offset by a lower balance of receivables from Enel Trading SpA for Ch$ 15,619 million related to gas sales and commodity derivative transactions.

❖  The abovementioned was partially offset by a reduction in Cash and cash equivalents for Ch$ 132,814 million, mainly due to the redemption of investments in repurchase agreements for Ch$ 120,519 million, which were mainly used to pay dividends, and lower bank account balances for Ch$ 11,661 million.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

❖  An Ch$ 11,375 million reduction in inventories, mainly due to greater gas and coal consumption for Ch$ 16,541 million, offset by the purchase of spare parts for Ch$ 5,194 million.

❖  A Ch$ 4,835 million reduction in current tax assets, mainly monthly employee related payments for Ch$ 6,866 million, offset by a Ch$ 2,031 million greater tax credit related to employee training expenses.

➢  Non-Current Assets decreased Ch$ 206,171 million, mainly explained by:

❖  A Ch$ 213,264 million reduction in Property, plants, and equipment mainly related to the impairment of Central Tarapacá and Bocamina I booked as a consequence of the decarbonization process implemented by the Company for Ch$ 195,809 million and Ch$ 81,939 million respectively, and the depreciation of the period for Ch$ 53,243 million, partly offset by new investments during the period for Ch$ 66,068 million and dismantling provisions for Ch$ 51,271 million.

❖  A reduction in Investments accounted for using the equity method for Ch$ 4,693 million mainly related to the payment of dividends of our associate companies GNL Chile S.A. and Transquillota Ltda. for Ch$ 5,192 million, offset by the profit of the period for Ch$ 488 million.

❖  The above mentioned was partially compensated by an increase in deferred tax assets for Ch$ 6,419 million.

❖  A Ch$ 3,767 million increase in Other non-current non-financial assets, mainly spare parts for Ch$ 3,060 million.

10

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

LIABILITIES AND SHAREHOLDERS' EQUITY (Million Ch$)	Jun-19	Dec-18	Chg	Chg %

Current Liabilities	521,182	593,881	(72,699)	(12%)
Non-Current Liabilities	1,028,014	1,077,856	(49,842)	(5%)
Net Equity	1,945,854	1,997,491	(51,637)	(3%)
Equity attributable to shareholders of parent company	1,923,411	1,970,521	(47,110)	(2%)
Non-controlling	22,443	26,970	(4,527)	(17%)

TOTAL LIABILITIES AND EQUITY	3,495,050	3,669,228	(174,178)	(5%)

Total liabilities and Net Equity of the Company decreased Ch$ 174,178 million as of June 2019 when compared to December 2018, mainly explained by the following:

➢  Current liabilities decreased Ch$ 72,699 million, a 12% reduction, mainly due to the following:

❖  A Ch$ 21,730 million reduction in Other current financial liabilities, mainly explained by a Ch$ 22,403 million decrease in hedging derivative liabilities.

❖  A Ch$ 29,044 million reduction in trade accounts payable and other accounts payable primarily due to a Ch$ 31,796 million decrease in accounts payable to suppliers of goods and services and fixed assets and a reduction in dividends payable to third parties for Ch$ 8,192 million, offset by a Ch$ 7,036 million increase in energy and fuel accounts payable.

❖  A Ch$ 59,326 million reduction in accounts payable to related parties primarily due to a Ch$ 82,558 million lower balance in accounts payable to Enel Chile S.A. related to dividends, trade accounts and services, a Ch$ 4,026 million reduction in accounts payable to Enel Green Power Del Sur S.p.A. for energy purchases, partly compensated by greater accounts payable to GNL Chile S.A. for Ch$ 21,115 million for gas purchases and a greater debt with Enel Trading S.p.A. related to commodity derivatives and services for Ch$ 3,955 million.

❖  A Ch$ 14,162 million reduction in Other current non-financial liabilities, mainly explained by a reduction in value added tax debits.

❖  The above mentioned was partially offset by an increase in current tax liabilities amounting to Ch$ 51,560 million, mainly income tax.

11

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

➢  Non-current Liabilities decreased Ch$ 49,842 million, or 5%, mainly explained by the following:

❖  A Ch$ 25,704 million reduction in Other non-current financial liabilities mainly explained by a Ch$ 22,668 million reduction in the balance of bond debt due to lower exchange differences for Ch$ 11,201 million and the repayment of bonds for Ch$ 15,520 million, offset by adjustments to UF-denominated bonds for Ch$ 3,651 million and a reduction in hedging derivative liabilities for Ch$ 2,534 million.

❖  A Ch$ 76,833 million reduction in Deferred tax liabilities primarily related to fixed asset deferred taxes booked for Ch$ 69,971 million.

❖  The above was partly offset by a Ch$ 52,996 million increase in Other non-current provisions, mainly explained by dismantling provisions.

➢  Net Equity decreased Ch$ 51,637 million when compared to December 2018.

❖  The portion attributable to the owners of the controlling shareholders decreased Ch$ 47,110 million, explained primarily by the Ch$ 92,709 million dividends payment partially offset by Other comprehensive results for Ch$ 37,650 million and also net income for the period that amounted to Ch$ 5,030 million.

❖  The equity of non-controlling shareholders decreased Ch$ 4,527 million, primarily explained by dividend payments for Ch$ 4,800 million, partially offset by the profit of the period for Ch$ 179 million.

12

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

The performance of the main financial ratios is the following:

RATIO		Unit	Jun-19	Dec-18	Jun-18	Chg	Chg %

Liquidity	Liquidity	Times	1.35	1.13	-	0.22	19%
	Acid-test (1)	Times	1.28	1.06	-	0.22	21%
	Working capital	Million Ch$	183,278	78,586	-	104,692	133%
Leverage	Leverage	Times	0.80	0.84	-	(0.04)	(5%)
	Short-term debt	%	33.6%	35.5%	-	(1.9%)	(5%)
	Long-term debt	%	66.4%	64.5%	-	1.9%	3%
	Financial expenses coverage (2)	Times	11.58	-	10.08	1.50	15%
Profitability	Op. income / Op. Revenues	%	3.4%	-	24.7%	(21.3%)	(86%)
	ROE	%	(4.1%)	-	18.7%	(22.8%)	(122%)
	ROA	%	(2.2%)	-	10.8%	(13.0%)	(120%)

(1) (Current assets - inventories - prepayments)/ current liabilities
(2) EBITDA / (Financial expenses + Income (Loss) for indexed assets and liabilities + Foreign currency exchange differences, net)

3.- Consolidated Statements of Cash Flows Analysis

The company generated a Ch$ 132,574 million negative cash flow during the first semester of 2019, broken down as follows:

CASH FLOW (Million Ch$)	1H 2019	1H 2018	Chg	Chg %

Net cash flows from (used in) operating activities	276,540	221,662	54,878	25%
Net cash flows from (used in) investing activities	(184,176)	(149,080)	(35,096)	24%
Net cash flows from (used in) financing activities	(224,938)	(261,996)	37,058	(14%)

Net increase (decrease) in cash and cash equivalents, before the effect of changes in the exchange rate	(132,574)	(189,414)	56,840	(30%)

Operating activities generated a Ch$ 276,540 million positive cash flow, which represents a 25% increase when compared to June 2018. This cash flow is mainly comprised by Ch$ 1,040,541 million in payments received for sales of goods and services, offset by payments to suppliers of good and services for Ch$ 652,061 million, employee-related payments amounting to Ch$ 25,270 million and tax payments amounting to Ch$ 33,449 million.

13

ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Investment activities generated a negative cash flow of Ch$ 184,176 million, mainly explained by the addition of property, plant, and equipment for Ch$ 139,179 million, related party trade accounts payments for Ch$ 48,432 million, compensated by Ch$ 4,070 million in dividend payments received.

Financing activities generated a Ch$ 224,938 million negative cash flow. This cash flow is primarily explained by the repayment of bonds for Ch$ 15,520 million, the repayment of loans and financial leasings for Ch$ 3,128 million, dividend payments for Ch$ 192,397 million and interest payments for Ch$ 26,107 million.

Capex and Depreciation

COMPANY (Million Ch$)	Payments for Additions of Fixed Assets (including discontinued operations)		Depreciation (including discontinued operations)
	1H 2019	1H 2018	1H 2019	1H 2018

Enel Generación Chile	130,248	148,729	34,333	34,020
Pehuenche	-	405	3,693	3,665
GasAtacama Chile	8,931	14,203	15,217	18,307

Total Consolidated	139,179	163,337	53,243	55,992

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

II. MAIN RISKS ASSOCIATED TO THE ACTIVITIES OF ENEL GENERACION CHILE

The Group companies are exposed to certain risks that are managed by applying identification, measurement, limitation of concentration and supervision systems.

Among the basic principles defined by the Group in terms of establishing their risk management policy, the following are regarded with particular importance:

‒     Compliance with the rules of good corporate governance.

‒     Strict compliance with all of the Group’s internal rules.

‒     Each business and corporate department defines:

▪  The markets in which it may operate according to its know-how and sufficient capabilities in order to assure an effective management of risk.

▪  Counterpart criteria.

▪  Authorized Operators.

‒     The businesses and corporate departments establish, for each market in which they operate, their predisposition to risk in a coherent manner with the defined strategy.

‒     All business operations and corporate departments are carried out within the limits approved for each case.

‒     Businesses, corporate departments, business lines and companies establish the risk management controls require to ensure that transactions carried out in the markets in accordance with the policies, rules and procedures of Enel Generación Chile.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future cash flows of assets and liabilities pegged to a variable interest rate.

The purpose of interest-rate risk management is to reach a balanced debt structure in order to minimize the cost of debt while maintaining reduced income statement volatility.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Depending on the Group’s forecasts and debt structure objectives, hedging transactions take place through purchasing derivatives that mitigate these risks.

The financial debt structure of the Enel Generación Chile Group, in terms of fixed rate and/or fixed protection rate on gross debt, using derivatives, is the following:

Gross position:

INTEREST RATE (%)	June 30, 2019	December 31, 2018

Fixed Interest Rate	93%	93%

Exchange Rate Risk

Exchange rate risks are mainly related to the following transactions:

‒     Group subsidiaries and affiliate companies debt commitments denominated in currencies different from their cash flow currency.

‒     Payments in currencies that are different from that of the companies’ cash flows indexation, for example, payments to suppliers related to projects and insurance policies payments, among others.

‒     Revenues of Group companies that are directly linked to evolution of currencies different from their cash flow currency.

In order to mitigate exchange rate risk, the Group focuses on maintaining a balance between cash flows indexed to the U.S. dollar and the amount of asset and liability denominated in such currency. The objective is to minimize the exposure of cash flows to the risk related to exchange-rate fluctuations.

Currency swaps and exchange rate forwards are the instruments currently used in order to comply with this policy.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Commodities Risk

Enel Generación Chile Group is exposed to risk related to price fluctuation of certain commodities, primarily due to:

‒     Fuel purchases for electricity generation.

‒     Energy trading transactions in the local market.

In order to reduce risks under extreme drought conditions, the Group has defined a trading policy that establishes sales commitment levels based on the firm energy capacity of its power plants during a year considered to be dry, and includes risk mitigation clauses in some contracts with unregulated customers, and in the case of regulated customers framed under long-term bidding processes, it determines indexing polynomials that reduce exposure to commodities.

Considering the operating conditions faced by the electricity generation market in Chile, drought and volatility of commodity prices in international markets, the Company is constantly evaluating the convenience of contracting hedges to mitigate the impact of price changes on profits.

As of June 30, 2019, the Company held swaps for 438 kTon of Coal API2 to be settled in 2019 and 612 kTon of Coal API2 to be settled in 2020, for 245 kBbl of Brent oil to be settled in 2019 and 259 kBbl of Brent oil to be settled in 2020, and for 1.75 TBtu of Henry Hub gas to be settled in 2019.

As of December 31, 2018, the Company held swaps for 432 kTon of Coal API2 to be settled in 2019, for 994 kBbl of Brent oil to be settled in 2019, 225 kTon of BCI7 to be settled in 2019, for 0.2 TBtu of Henry Hub gas to be settled in 2019.

According to the operating conditions that are constantly being updated, these hedging measures may be modified, or include other commodities.

Liquidity Risk

The Group’s liquidity policy consists of contracting committed long-term credit facilities and short-term financial investments, for the amounts required to support estimated future needs for a certain period based on the conditions and the expectations of debt and capital markets.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

The aforementioned forecast includes net financial debt maturities, i.e. after financial derivatives. For further detail with regard to the characteristics and conditions of financial debt and financial derivatives, see Note 19.

As of June 30, 2019, the Enel Generación Chile Group’s liquidity was Ch$ 19,176 million in cash and cash equivalents. As of December 31, 2018, the Enel Generación Chile Group’s liquidity was Ch$ 151,990 million in cash and cash equivalents and Ch$ 138,954 million in long-term committed credit facilities.

Credit Risk

The Enel Generación Chile Group carries out a detailed follow-up of credit risk.

•           Trade account receivables

Concerning the credit risk associated with accounts receivables stemming from commercial activities, historically the risk has been limited due to short-term payment deadlines, preventing clients from accumulating significant individual amounts.

It is possible to discontinue the power supply in the event of non-payment, and almost all contracts state that payment default is a cause for contract termination. Therefore, credit risk is monitored constantly as well as the maximum amounts exposed to payment risk, which as stated previously, are limited.

•           Financial assets:

Investments of cash surpluses are made with both national and foreign first-class financial entities with limits set for each entity.

Investment banks selection considers those with Investment Grade rating, considering the three major international rating agencies (Moody's, S&P and Fitch).

Investments may be guaranteed by treasury bonds of Chile and/or paper issued by first class banks, giving priority to those offering the best returns (always within the current investment policies).

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Risk Measurement

The Enel Generación Chile Group performs a Value at Risk measurement of its debt and financial derivatives, in order to monitor the risk assumed by the Company, thereby limiting income statement volatility.

The portfolio included in the calculation of the Value at Risk consists of:

‒     Financial debt.

‒     Hedging derivatives for debt.

The Value at Risk calculated represents the potential change in value in the portfolio described above within a quarter period with 95% confidence. To this effect, a study is made of the volatility of the risk variables that affect the value of the portfolio, against the Chilean peso, including:

‒     Libor interest rate of the U.S. dollar.

‒     The exchange rate of the different currencies used in the calculation.

The Value at Risk is based on extrapolation of future scenarios (to one quarter) of the market values of the risk variables according to scenarios based on actual observations for the same period (quarter) for five years.

The Value at Risk to a quarter with 95% confidence is calculated as the 5% percentile over the most adverse possible quarterly changes.

Given the aforementioned assumptions, the Value at Risk to a quarter of the positions discussed above corresponds to Ch$ 87,726 million.

This value represents the potential increase in the debt and derivatives portfolio, therefore these Values at Risk are intrinsically linked, among other factors, to the value of the portfolio at the end of each quarter.

Other Risks

As is common practice in bank credit facilities and capital market operations, a portion of Enel Generación Chile's financial debt is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding individual balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit line, which is not disbursed. Furthermore, this credit line contains provisions under which certain events other than non-payment, at the Enel Generación Chile’s level, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and local credit line, acceleration is only triggered by the issuer’s or debtor default, and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of the local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

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ENEL GENERACIÓN CHILE FINANCIAL STATEMENTS ANALYSIS AS OF JUNE 30, 2019

III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

With regard to most relevant assets, it is worth noting the following:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated useful life of the asset, which is the period in which the companies expect to use them. The estimated useful life of the asset is revised periodically.

The appreciation (goodwill) generated in the consolidation represents the premium paid in the cost of acquisition over the Group's participation in the fair value of assets and liabilities, including the identifiable contingent liabilities and non-controlling interest of a subsidiary on the date of acquisition. The appreciation is not amortized, but at the end of each accounting period, an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment (see Note 3.b of the Financial Statements).

Throughout the year, and most importantly at its closing, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currency are translated using the period’s closing exchange rate.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions are adjusted to conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are presented in Notes 2 and 3 of the Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga E.
		Name:	Raúl Arteaga E.
		Title:	Chief Financial Officer

Date: July 31, 2019